

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

December 2, 2009

Mark Labell
60 East 42nd Street
New York, NY 10165

     Re: **250 West 57th St. Associates LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009
              File No. 000-02666

Dear Mr. Labell:

     We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Explain to us why you have presented a duplicate audit opinion and financial statements for the year ended December 31, 2008.

Form 10-K

Item 6 – Selected Financial Data

2. We note that some of the balances do not agree to its respective balances in the financial statements. For instance, in your Selected Financial Data you present net income of $2.9 million for the period ended December 31, 2008. However, we note on your Statement of Income that expenses are in excess of revenue resulting in a net loss for the period ended December 31, 2008. Please advise or amend accordingly.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 9a – Controls and Procedures

3. Reference is also being made to your Form 10-Q for the quarters ended March, 31, 2009 and June 30, 2009. We note that the "Supervisor" evaluated and concluded on the effectiveness of the company's disclosure controls and procedures. We also note in the Business Section that "Supervisor" represents Wien & Malkin LLC, whom provides supervisory and other services to the company. Given that the company's management concluded on the effectiveness of the it's internal control over financial reporting, it is unclear as to why it was deemed appropriate for Wien & Malkin, LLC, to conclude on the effectiveness of the company's disclosure controls and procedures as oppose to the company's management. Please advise or amend accordingly.

Signature

4. Reference is also being made to your Form 10-Q for the quarters ended March, 31, 2009 and June 30, 2009. We note that pursuant to a power of attorney, Mark Labell, Attorney-in-fact, signed the company's periodic reports on behalf of the registrant and the Agents of the registrant. As if each individual were signing the report themselves in accordance with the General Instructions (D) to the Form 10-K and General Instructions (G) to the Form 10-Q, please type out in future filings on the signature page the individual name and their capacity to whom the Attorney-in-fact is signing on behalf of.

Certifications

5. Reference is also being made to your Form 10-Q for the quarters ended March, 31, 2009 and June 30, 2009. We note that the registrant's organizational documents do not provide for a Chief Executive Officer or other officer with equivalent rights and duties; and accordingly, Mark Labell signed the 302 and 906 certifications as he holds a senior executive position of the company's supervisor, Wien & Malkin. Rules 13a-14(c) and 15d-14(c) of the Exchange Act states that a person required to provide a certification [principal executive and principal financial officer, or persons performing similar functions] may not have the

certification signed on his or her behalf pursuant to a power of attorney or other form of confirming authority. Given that both Peter and Anthony Malkin are named members of the company, serve as an agent for holders of participations in their respective member interest in the company, and hold senior positions in Wien & Malkin, it is unclear as to why these individuals would not perform similar functions as a principal officer. Please advise or file an amendment to the Form 10-K and Form 10-Qs that include the entire periodic report and new, corrected certifications to reflect the appropriate signatures.

Exhibit 31.1

6. Reference is also being made to your Form 10-Q for the quarters ended March, 31, 2009 and June 30, 2009. We note that your language in your 302 certifications of your periodic reports does not conform exactly to the language as required by Item 601 of Regulation S-K. Specifically, you omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, after the end of the transition period that allowed for these omissions. Please file an amendment to your Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include new, corrected certifications. To the extent that no further amendment and/or restatement is required to be made to your periodic reports, you are permitted to file abbreviated amendments, which consists of a cover page, explanatory paragraph, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Statements of Income

7. We note that net income and/or net loss have not been calculated for the periods ending December 31, 2007 and 2008. Please advise or amend accordingly.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief